UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1
                    Under the Securities Exchange Act of 1934



                              GINSENG FOREST, INC.
                -------------------------------------------------
                          (Exact name of registrant as
                       specified in its corporate charter)


                                     0-49738
                   -------------------------------------------
                               Commission File No.


          Nevada                                                86-1012155
 ----------------------                                    ------------------
(State of Incorporation)                                      (IRS Employer
                                                           Identification No.)



                           3812 North Gallatin Street
                               Mesa, Arizona 85215
                     ---------------------------------------
                    (Address of principal executive offices)



                                 (480) 985-0749
               ---------------------------------------------------
              (Registrant's telephone number, including area code)


                                  June 12, 2003

                              Ginseng Forest, Inc.
                                 Schedule 14f-1

INTRODUCTION

     This Information Statement is being furnished to you and the other shareholders of Ginseng Forest, Inc. ("we" or the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in our Board of Directors. This change may result from the proposed equity exchange (the "Exchange") between the Company and the equity owners of certain privately held companies engaged in the manufacturing of performance cars and related parts and accessories as well as the licensing of memorabilia, video games, models, toys and branded apparel. The privately held entities currently operate under the names "Carroll Shelby Licensing, Inc." and "Shelby Automobiles, Inc." If the Exchange is completed, our Board of Directors will be replaced by individuals appointed by the equity owners of the private companies. None of our shareholders will have the opportunity to vote on the Exchange. We are providing this Information Statement to you in order to keep you informed of important developments affecting your company.

THE EXCHANGE

     The Exchange is described in a Share Exchange Agreement between the Company and the equity owners of these private companies dated June 3, 2003 ("Exchange Agreement"). We have filed a copy of the Exchange Agreement with the Securities and Exchange Commission ("Commission") with our Current Report on Form 8-K dated June 03, 2003.

     The following privately held entities are parties to the Exchange Agreement with us: Carroll Shelby Licensing, Inc., a Texas corporation ("CSL") and Shelby Automobiles, Inc., a Nevada corporation ("SAI"). CSL and SAI are sometimes referred to collectively herein as the "Shelby Companies." The owners of equity in the Shelby Companies are sometimes collectively referred to herein as the "Shelby Equity Owners." The Shelby Companies are both privately held companies engaged in the manufacturing of performance cars and related parts and accessories as well as the licensing of memorabilia, video games, models, toys and branded apparel. If the Exchange is completed, it is anticipated that the Shelby Companies will become subsidiaries of the Company and we will continue the business of the Company.

     To accomplish the Exchange, we have agreed to issue to the Shelby Equity Owners an aggregate of 9,087,866 shares of our Common Stock (the "Exchange Shares") and a note in the amount of two million dollars ($2,000,000). Upon completion of the Exchange (the "Closing Date"), our officers and directors, Harold Sciotto and Sam Sciotto, (the "Outgoing Directors") will resign and be replaced by new directors designated by the Shelby Equity Owners (the "Incoming Directors").

     At the closing of the Exchange, anticipated to occur no later than June 30, 2003, but not earlier than ten days following filing of this Schedule with the Commission and our mailing it to our shareholders, three Incoming Directors shall be appointed by the Shelby Equity Owners to replace the Outgoing Directors of the Company. The change in directors is intended to be effective at the

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


closing of the Exchange, but no earlier than ten (10) days after the date on which this Schedule is filed with the Commission and mailed to all holders of record of our common stock. There is no assurance that the closing will occur, as completion of the transaction is subject to certain contingencies, including execution and receipt of necessary closing documents. You can obtain information about the closing in the future by viewing documents filed by us with the Commission at its web site at www.sec.gov.

VOTING SECURITIES

     There are currently 3,768,000 shares of our common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Upon the Closing Date, and following the issuance of the Exchange Shares, there will be 12,855,866 shares of our Common Stock outstanding. We also have 126,800 common stock warrants outstanding which are exercisable at $0.055 per share each. The Company has no other securities, voting or nonvoting, outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's voting securities as of the Closing Date by (i) each of the Incoming Directors; (ii) each executive officer of the Company anticipated to be appointed at the Closing; (iii) each person who will be the beneficial owner of more than five percent of the Company's voting securities; and (iv) all of the Incoming Directors and executive officers as a group. None of the Incoming Directors own any stock in the Company at present; the stock ownership shown in the table below represents stock to be issued at closing of the Exchange.

     Unless otherwise noted, the address of each individual or entity is that of Carroll Shelby Licensing, Inc., 11150 West Olympic Boulevard, Suite 1050, Los Angeles, CA 90064. All share ownership listed in the table is direct, unless otherwise indicated.

                      Name and Address of           Amount and Nature
Title of Class        Beneficial Owners             of Beneficial Ownership          Percent of Class
--------------        -----------------             -----------------------          ----------------

Common                Carroll Shelby 1,2                   9,037,866                       70.3%

Common                John Luft 1,2                        50,000                          .4%

Common                M. Neil Cummings 1,2                 50,000                          .4%

Common                John Cathcart                        1,436,400                       11.2%
                      774 Mays Bl #10-450
                      Incline Village, NV 89451
Common                All Incoming  Officers and
                      Directors as                         9,137,866                       71.1%
                      a group (3 persons)

---------------
(1)   Incoming Director.
(2)   Proposed Executive Officer.

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


CHANGE IN CONTROL

     In connection with the Exchange Agreement, the Company will issue an aggregate of 9,087,866 shares of Common Stock to the Shelby Equity Owners in exchange for the equity interests owned by the Shelby Equity Owners. The former shareholders of the Shelby Entities will therefore acquire 70.7% of our outstanding common stock. At the same time, the Outgoing Directors shall resign their position as directors and officers of the Company. At the Closing Date, and following delivery and filing of this Schedule 14f-1, the three Incoming Directors will become the sole members of the Board. As a result, the Company will have experienced a change in control.

     The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

     No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

     As described above, in connection with the Exchange Agreement, the Outgoing Directors, Harold W. Sciotto and Sam H. Sciotto, will resign as executive officers and directors of the Company as of the Closing Date. The following information relates to the Incoming Directors and executive officers who are anticipated to become directors and executive officers upon the Closing Date and filing and delivery of this Schedule 14f-1, each of which has agreed to serve if appointed:

  Incoming Directors/Officers:        Age:                Position:
  ------------------------------------------------------------------------------

  Carroll Shelby                      80          Chief Executive Officer and
                                                  Chairman of the Board of
                                                  Directors

  John Luft                           47          President, Chief Financial
                                                  Officer and Director

  M. Neil Cummings                    51          Secretary, General Counsel
                                                  and Director

     Each of the Incoming Directors will serve a term of office that shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the pleasure of the Board of Directors.

     No family relationships exist between any of the Incoming Directors or officers of the Company.

BUSINESS EXPERIENCE

     The following information summarizes the business experience of the Incoming Directors and incoming officers for at least the last five years:

     Carroll Shelby has been involved in the automobile racing industry as a successful driver and team manager for decades and during this time has manufactured both on and off track cars. He has also worked as a consultant on some of the auto industry's most entrepreneurial projects.

     After leaving the Army Air Corps in WWII, Mr. Shelby joined the Aston Martin racing team in the 1950s. In 1958, teamed with Roy Salvadori, he won the famed LeMans 24 Hours for Aston Martin, giving the team its only victory in the long-distance classic and setting a new race record of 112.569 mph average for the event.

     One year after his LeMans victory, Mr. Shelby was forced to give up race car driving for health reasons, turning his attention to building cars - and creating what is still considered one of the fastest road cars ever, the Shelby Cobra. The 289 and 427 Cobra models and the subsequent GT 350 and GT 500 Shelby Mustangs that Mr. Shelby built for Ford made him a household name. Mr. Shelby then built the special Cobra Daytona Coupes, which captured the FIA World Manufacturer's Championship in 1965. The next year a Shelby-led group of Ford GT 40s beat Ferrari at LeMans, putting him back in the winner's circle, this time as a manufacturer with two consecutive victories at the famed 24-Hour classic, in 1966 and 1967.

     In the early 1980s, Lee Iacocca, the Chairman of Chrysler, selected Mr. Shelby to create a high-performance image for Chrysler. Between 1983 and 1989, Shelby created a series of Chrysler-Dodge high-performance vehicles, including envisioning and inaugurating the prototype work on what ultimately became the Dodge Viper. In 1990, Mr. Shelby launched his Can-Am Spec Racer, an affordable racing car for entry-level competitors which was sanctioned as a separate racing category by the Sports Car Club of American. The next few years brought Mr. Shelby a number of accolades, including his induction into the International and the Michigan Motorsports Halls of Fame, and his selection as the official pace car driver of the Viper that started the 1991 Indy 500 race. By 1995 Mr. Shelby commenced through the Shelby Companies another manufacturing project, the CSX4000 series Cobra S/C Roadsters, followed quickly by the design and manufacture of the Shelby Series I exotic sports car. Currently, Mr. Shelby is building a lineup of performance cars including the CSX7000 series Cobras.

     John Luft, President of Carroll Shelby Licensing, will be President of the Company on the Closing Date and will be responsible for the day-to-day management and operations of the Company which will become the parent of Carroll Shelby Licensing and Shelby Automobiles. His responsibilities will include; global brand extension and positioning, all sales, marketing, advertising and branding opportunities, strategic partnerships and programs, existing and new product development, market and business plan development. Mr. Luft joined Carroll Shelby Licensing in 2002 after serving two years at SkyNet Holdings, Inc. as Sr. Vice President of Global Marketing and Sales and Business Development. During his tenure, he was responsible for managing the company's global branding, planning launch strategies for international markets and developing and implementing all of SkyNet's advertising and promotional initiatives.

     Previously, Mr. Luft spent 13 years with the Hilton Hotels Corporation. He served as Director of Global and Strategic Partnership & Product Development for four years where he was responsible for developing various Hilton innovations. In his first seven years at Hilton, Mr. Luft served as corporate director of U.S. Marketing, where he helped improve revenues and profitability as well as providing day-to-day supervisory support to Hilton's regional offices. Mr. Luft also worked for the Walt Disney Company as Director of Resorts/Attractions Marketing at the Walt Disney World (WDW) Resort in Orlando, Florida. In that capacity, Mr. Luft developed and executed the company's annual marketing plan strategy and represented Walt Disney World resorts in Disney's Synergy's programs and initiatives. He was responsible for regional, local, and national WDW Resort promotions and helped design and develop the WDW Resort web site. A graduate of the University of Southern California, Los Angeles, Mr. Luft holds a bachelors degree in Marketing and Speech Communications.

     M. Neil Cummings has practiced law for the past 25 years and since 1995 has served as President of the Law Offices of M. Neil Cummings & Associates, PLC, a law firm located in Los Angeles that specializes in business and commercial law. He also currently serves as General Council for Carroll Shelby Licensing, Inc. Prior to his current position, Cummings was an associate and then a partner with the law firm of Walker, Wright, Tyler and Ward in Los Angeles from 1981 through 1995. He began his career as an associate at the Law Offices of Hardin, Cook, Loper, Engel & Bergez in Oakland, California from 1977 through 1981. Mr. Cummings is a 1974 graduate of the University of California at Berkley and earned his law degree from Hastings College of Law. He is also a founding board member of the American Magline Group, a joint venture of American industrial companies dedicated to building the Transrapid(TM) super speed 300+ mph Maglev train between Anaheim, California and Las Vegas, in partnership with the California-Nevada Super Speed Train Commission.

SIGNIFICANT EMPLOYEE
--------------------

     We also expect to employ the following significant employees following completion of the Exchange:

     Brent Fenimore currently serves as Vice President of Shelby Automobiles Inc., and is responsible for executive management of all engineering, product development, manufacturing and the day-to-day operations of Shelby Automobiles, Inc. Prior to assuming his current position, Mr. Fenimore served as Production Manager and then General Manager for the Shelby Series I project. He began his tenure with Shelby in 1997 as its Welding and Fabrication Manager. Prior to joining Shelby, Mr. Fenimore was Purchasing Manager at Junior Tools, Inc. in Las Vegas. Mr. Fenimore has more than 20 years of automotive and manufacturing industry experience in key management positions including working with Almaco Industries, an agricultural research equipment manufacturer, Kiefer Industrial, a specialty trailer manufacturer, and Harris Auto Racing, a late-model and modified race car manufacturer.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

     Office space is provided to the Company without charge by an outgoing director.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

     The Board of Directors of the Company does not presently have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. However, following the Closing Date, the Board may establish one or more committees, in its discretion.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table summarizes the total compensation of the officers and directors for the last three years.



                                          SUMMARY COMPENSATION
                                           --------------------

                                                                                            Long Term Compensation
                                                                                               Securities
                                                              Annual Compensation              Underlying
                                                              -------------------                Stock
Name                                Period                             Salary                    Options
----                                ------                             ------                    -------

Harold W. Sciotto, President,       Year ended December 31, 2000       $0                          -0-
and Director
                                    Year ended December 31, 2001       $0                          -0-

                                    Year ended December 31, 2002       $15,000                     -0-

Sam H. Sciotto, Secretary,          Year ended December 31, 2000        $0                         -0-
Treasurer and Director
                                    Year ended December 31, 2001        $0                         -0-

                                    Year ended December 31, 2002        $0                         -0-

---------------------

No stock options were granted to the Company's executive officers during the last year. The Company currently has 126,800 common stock purchase warrants outstanding, but has no stock option plan or other arrangement providing for the issuance of securities.

The Company does not currently pay compensation to members of its Board of Directors to act as Directors.


                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      GINSENG FOREST, INC.


                                      By: /s/  Harold W. Sciotto
                                         ---------------------------------------
                                               Harold W. Sciotto, President



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